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                                                                    Exhibit 99.1

FOR IMMEDIATE RELEASE


Contact:  Joseph J. Berns
          Vice President - Finance
          (781) 828-0220 Ext. 1377


            Plymouth Rubber Company, Inc. Reports Financial
             Results for the First Quarter of Fiscal 2003


Canton, Massachusetts (Wednesday, April 2, 2003) Plymouth Rubber Company, Inc. (AMEX: PLR.A, PLR.B) today announced financial results for the first quarter of fiscal 2003 ended February 28, 2003.

For first quarter of fiscal 2003, sales decreased 3% to $13,543,000, from $13,941,000 in 2002. Net loss for the first quarter increased to a loss of $1,380,000, or a loss of $0.67 basic earnings per share, compared to a loss of $127,000, or a loss of $0.06 basic earnings per share in 2002.

"Normally, our first quarter is seasonally unprofitable, and we continue to be adversely affected by difficult market conditions, as well as by rising costs for raw materials, energy, and insurance", stated Maurice J. Hamilburg, Plymouth's President and Co-CEO. "However, as previously announced, we are implementing interesting new sales initiatives which, combined with seasonality, should produce improved performance in the second quarter and beyond."

Plymouth Rubber Company, Inc. manufactures and distributes plastic and rubber products, including automotive tapes, insulating tapes, and other industrial tapes and films. The Company's tape products are used by the electrical supply industry, electric utilities, and automotive and other original equipment manufacturers. Through its Brite-Line Technologies subsidiary, Plymouth manufactures and supplies highway marking products.

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements as a result of various factors, including those referenced in the "Management's Discussion and Analysis" section of the Company's most recent Annual Report on Form 10-K, which is on file with the SEC.

                               << Table Follows >>


                    Plymouth Rubber Company Reports Financial
                  Results for the First Quarter of Fiscal 2003

                                   (Continued)
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               (in Thousands, Except Share and Per Share Amounts)
                                   (Unaudited)


                               First Quarter Ended
                            ---------------------------
                                Feb.28,       March 1,
                                 2003          2002
                            ------------   ------------
Net Sales                   $    13,543    $    13,941
                            ============   ============

Net Loss                    $    (1,380)   $      (127)
                            ============   ============

Per Share Data:
Basic Earnings Per Share:

Net Loss                    $     (0.67)   $     (0.06)
                            ============   ============
Weighted average shares
 outstanding                  2,058,976      2,058,976
                            ============   ============

Diluted Earnings Per Share:

Net Loss                    $     (0.67)   $     (0.06)
                            ============   ============
Weighted average shares
 outstanding                  2,058,976      2,058,976
                            ============   ============